Exhibit 99.1

Summit Therapeutics plc

(‘Summit’ or the ‘Company’)

Summit Appoints Robert W. Duggan as Chief Executive Officer

Oxford, UK, and Cambridge, MA, US, 14 April 2020 – Summit Therapeutics plc (NASDAQ: SMMT) today announces that Mr Robert (Bob) Duggan has been appointed Chief Executive Officer (‘CEO’) of Summit Therapeutics, effective immediately. Mr Duggan will retain his role as Chairman of the Board. Mr Duggan will serve as CEO without compensation as he is Summit’s leading shareholder.

Mr Glyn Edwards has tendered his resignation, which will be effective immediately.

Mr Duggan, on behalf of the Summit, thanks Glyn Edwards for his eight years of service. Mr. Edwards will continue to serve as an elected Board Member to the Company.

Mr Duggan states the following, “To build a viable Summit Therapeutics company will require, amongst many other factors, bringing on additional seasoned executives as well as raising additional financial capital over time. The anti-infective disease medicinal drug business has plus points as well as challenges. Initial disease cures are plus points. Lack of sustained cures caused by disease recurrence and when combined with ever growing multi spectrum drug resistance, in my opinion, form the Achille’s heel of today’s FDA approved anti-infective drugs.”

Mr Duggan further stated that, “Summit Therapeutics knows that something positive can be done about the outpoints. Summit Therapeutics is engaged in very significant work. Infectious disease patients are in need of durable cures. Caregivers are in search of and in need of durable cures. Payers are in need of cost-effective medicinal drugs that substantially reduce the heavy financial burden of early disease recurrence post anti-infective drug treatment.”

Mr Duggan concluded by saying that, “Summit Therapeutics has the potential and intends to play a meaningful role in this needed and wanted new era of increasingly patient friendly anti-infective drug therapy.”

About Summit Therapeutics

Summit Therapeutics is a leader in antibiotic innovation. Our new mechanism antibiotics are designed to become the new standards of care for the benefit of patients and create value for payors and healthcare providers. We are currently developing new mechanism antibiotics for infections caused by C. difficile, Enterobacteriaceae and N. gonorrhoeae and are using our proprietary Discuva Platform to expand our pipeline. For more information, visit www.summitplc.com and follow us on Twitter @summitplc.

Contacts

Robert W. Duggan	bob.duggan@summitplc.com
Summit Press Office	investors@summitplc.com

Summit Forward-looking Statements

Any statements in this press release about the Company’s future expectations, plans and prospects, including but not limited to, statements about the clinical and preclinical development of the Company’s product candidates, the therapeutic potential of the Company’s product candidates, the potential commercialisation of the Company’s product candidates, the sufficiency of the Company’s cash resources, the timing of initiation, completion and availability of data from clinical trials, the potential submission of applications for marketing approvals and other statements containing the words “anticipate,” “believe,” “continue,” “could,” “estimate,” “expect,” “intend,” “may,” “plan,” “potential,” “predict,” “project,” “should,” “target,” “would,” and similar expressions, constitute forward-looking statements within the meaning of The Private Securities Litigation Reform Act of 1995. Actual results may differ materially from those indicated by such forward-looking statements as a result of various important factors, including: the uncertainties inherent in the initiation of future clinical trials, availability and timing of data from ongoing and future clinical trials and the results of such trials, whether preliminary results from a clinical trial will be predictive of the final results of that trial or whether results of early clinical trials or preclinical studies will be indicative of the results of later clinical trials, expectations for regulatory approvals, laws and regulations affecting government contracts and funding awards, availability of funding sufficient for the Company’s foreseeable and unforeseeable operating expenses and capital expenditure requirements and other factors discussed in the “Risk Factors” section of filings that the Company makes with the Securities and Exchange Commission, including the Company’s Annual Report on Form 20-F for the fiscal year ended 31 January 2019. Accordingly, readers should not place undue reliance on forward-looking statements or information. In addition, any forward-looking statements included in this press release represent the Company’s views only as of the date of this release and should not be relied upon as representing the Company’s views as of any subsequent date. The Company specifically disclaims any obligation to update any forward-looking statements included in this press release.

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